Exhibit (a)(5)

Globalive Communications Corp. Announces Commencement of Tender Offer to Acquire Yak Communications Inc.

TORONTO, ONTARIO – October 3, 2006 – Globalive Communications Corp. (“Globalive”) announced today that it has commenced, through its wholly-owned subsidiary Yakquisition Corp., a cash tender offer to purchase all of the outstanding shares of common stock of Yak Communications Inc. (“Yak”).

The tender offer is being made pursuant to the previously announced definitive agreement and plan of merger, by and among Globalive, Yakquisition Corp. and Yak, dated as of September 20, 2006. Upon the closing of the tender offer, Yak shareholders will receive $5.25 in cash for each share of Yak common stock tendered. Following the purchase of shares in the tender offer, Yakquisition Corp. and Yak will merge, with Yak being the surviving corporation and a wholly owned subsidiary of Globalive. Owners of Yak shares not purchased in the tender offer will be entitled to receive $5.25 per share in cash in the merger.

Globalive and Yakquisition Corp. today have filed with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer. Yak today has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth, among other things, the recommendation of Yak’s board of directors that Yak shareholders accept the tender offer and tender their shares pursuant to the tender offer, as well as the conclusion of Yak’s board of directors that the merger agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable and are fair to and in the best interests of Yak and Yak’s shareholders.

The tender offer will expire at 12:00 midnight New York time on October 30, 2006, unless extended in accordance with the agreement and plan of merger and the applicable rules and regulations of the SEC. Consummation of the tender offer is subject to various conditions including the tender of 80% of the shares of common stock of Yak and other customary conditions. The holders of a majority of Yak’s outstanding common stock, including its Chairman, President and Chief Executive Officer and certain of its directors, in their capacities as shareholders, have agreed to support the transaction and to tender their shares in the tender offer, subject to the terms of their support and exchange agreements.

Important Information Regarding the Tender Offer

This announcement is neither an offer to purchase nor a solicitation to sell shares of Yak. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to shareholders promptly. Yak shareholders are urged to read the tender offer statement on Schedule TO, the offer to purchase, Yak’s Schedule 14D-9, the letter of transmittal and related materials because such materials contain important information. Yak shareholders may obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other documents filed by Globalive or Yakquisition Corp. with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Globalive or Yakquisition Corp. may be obtained free of charge from Mellon Investor Services LLC, the information agent for the tender offer, at 1-888-684-1236 (toll free from within the U.S., Canada and Puerto Rico) or 1-201-680-6579 (Collect from outside the U.S.).

About Yak Communications Inc.

Yak Communications Inc. (NASDAQ:YAKC – News) is an Integrated Communications Provider (ICP) offering a full array of long distance (1+, toll free and dial-around), local lines, travel cards, cellular long distance, data services, and broadband voice (VoIP) to residential and small businesses in North America over high speed internet access. Yak currently serves approximately 900,000 customers for its traditional telecom services. For more information, visit www.yak.com

About Globalive Communications Corp.

Globalive Communications Corp. is a leading provider of next generation IP-based telecommunications solutions globally. The company develops innovative applications and delivers first-rate services to clients internationally. Globalive leads the market in hospitality operator services, audio and web conferencing, VoIP, wireless services, hospitality high speed Internet, billing and clearing of call records, competitive payphone services, and low-cost long distance calling for both hotels and residential clients. Globalive is now featuring globaliveInteractive solutions, which is comprised of interactive web, television and mobile applications (including competitions, contests, promotions, polls, text and IVR voting, text-to-screen and news alerts), as well as rich, varied content and full wireless infrastructure.

Globalive is an award winning company with several prestigious recognitions including: #1 ranking on the 16th annual Profit 100, Canada’s 50 Best Managed Companies, Deloitte Technology Fast 50, and Canadian Business Magazine’s Top 30 Workplaces in Canada. Most recently, Anthony Lacavera, Chairman & CEO, was named to the celebrated Canada’s Top 40 Under 40 list in 2006.

For more information, please visit www.globalive.com or www.canopco.com

Media Contact:

Jessica Martin

PRofile Communications

416-509-2699

jessica@profilecommunications.ca

Contact:

Contacts:

Yak Communications Inc.

Gary Clifford

Independent Director and Chair of the Independent Committee

1 (416) 418 9802

gary@garyclifford.ca

Orion Securities Inc.

Gregory M. Cameron

Vice President Investment Banking

1 (416) 848 3643

gcameron@orionsecurities.ca

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